(d)(28)

AMENDMENT TO

INVESTMENT ADVISORY AGREEMENTS

AMENDMENT made as of January 1, 2007 by and among The Glenmede Fund, Inc., a Maryland corporation (“Glenmede Fund”), Glenmede Advisers, Inc. (“Glenmede Advisors”), a wholly-owned subsidiary of The Glenmede Trust Company, N.A. (“Glenmede”), and Glenmede Investment Management, LP (“GIM”), a Pennsylvania limited partnership.

WHEREAS, the Glenmede Fund is registered as an open-end management investment company under the Investment Company Act of 1940;

WHEREAS, Glenmede Advisors has been previously appointed as investment adviser to the Glenmede Fund for its: Government Cash, Tax-Exempt Cash, Core Fixed Income (formerly, Intermediate Government), Strategic Equity (formerly, Equity), International and Large Cap Value (formerly, Model Equity) Portfolios pursuant to an Assumption and Guarantee to the Investment Advisory Agreement dated October 25, 1988, as amended; U.S. Emerging Growth (formerly, Small Capitalization Growth) Portfolio pursuant to an Assumption and Guarantee to the Investment Advisory Agreement dated December 29, 1999, as amended; Small Cap Equity (formerly, Small Capitalization Equity) Portfolio pursuant to an Assumption and Guarantee to the Investment Advisory Agreement dated January 1, 1998; Large Cap Growth Portfolio pursuant to the Investment Advisory Agreement dated February 27, 2004; Large Cap 100 Portfolio pursuant to the Investment Advisory Agreement dated February 27, 2004; Absolute Return Portfolio pursuant to the Investment Advisory Agreement dated September 26, 2006; and Total Market Long/Short Portfolio pursuant to the Investment Advisory Agreement dated September 26, 2006 (collectively, the “Investment Advisory Agreements” and the “Portfolios”);

WHEREAS, as of January 1, 2007, Glenmede Advisors and GIM are merging, and GIM, as the surviving entity, will succeed to the investment adviser registration and will acquire all of the assets and liabilities of Glenmede Advisors in a merger that does not constitute an assignment under the Investment Advisory Agreements (the “Merger”);

WHEREAS, prior to the Merger, Glenmede Advisors was a direct wholly-owned subsidiary of Glenmede and an indirect wholly-owned subsidiary of The Glenmede Corporation; and GIM is a limited partnership, wholly-owned by Glenmede as both its only limited partner and as the sole owner of GIM’s general partner, Gatepost Partners, LLC, and GIM is indirectly wholly-owned by The Glenmede Corporation; and

WHEREAS, the Merger does not involve a change in actual control or actual management with respect to the investment adviser or the Portfolios.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. GIM hereby acknowledges that pursuant to the Merger it undertakes all rights, obligations and responsibilities of Glenmede Advisors under the Investment Advisory Agreements.

2. GIM hereby represents that (i) the management personnel of Glenmede Advisors responsible for providing investment advisory services to the Portfolios under the Investment Advisory Agreements, including the portfolio managers and the supervisory personnel, are employees of GIM and, to GIM’s knowledge, will continue to provide such services for the Portfolios.

3. The parties agree that this Amendment shall be attached to and made part of the Investment Advisory Agreements.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE GLENMEDE FUND, INC.

Attest:
/s/ Kimberly C. Osborne	By: /s/ Mary Ann B. Wirts
Title: President

GLENMEDE ADVISERS, INC.
Attest:

/s/ Kimberly C. Osborne	By: /s/ Al Piscopo
Title: President

GLENMEDE INVESTMENT MANAGEMENT, LP

Attest:	By: Gatepost Partners, LLC, its General Partner
/s/ Kimberly C. Osborne

By: /s/ James R. Belanger
Title: